Pricing Term Sheet Dated May 7, 2014	Issuer Free Writing Prospectus Filed Pursuant to Rule 433 Registration Statement No. 333-195738 Supplementing the Preliminary Prospectus Supplement dated May 6, 2014 (To Prospectus dated May 6, 2014)

Radian Group Inc.

5.500% Senior Notes due 2019

Issuer:	Radian Group Inc. (“Radian”)

Securities:	5.500% Senior Notes due 2019 (the “Notes”)

Anticipated Ratings*:	B3 (Moody’s) / B- (S&P)

Aggregate principal amount offered:	$300,000,000

Price to Public:	100.00% of principal amount plus accrued interest, if any, from May 13, 2014

Proceeds to Issuer Before Expenses:	$294,750,000

Maturity date:	June 1, 2019

Trade date:	May 7, 2014

Settlement date:	May 13, 2014

Coupon:	5.500%

Interest payment dates:	June 1 and December 1 of each year, beginning on December 1, 2014

Benchmark Treasury:	UST 1.625% due April 30, 2019

Spread to Benchmark Treasury:	T + 385 bps

Yield to Maturity:	5.500%

Ranking:	Senior Unsecured

Redemption:	Radian may redeem the Notes, in whole or in part, at its option at any time or from time to time prior to the Maturity Date at a redemption price equal to the greater of (i) 100% of the aggregate principal amount of the Notes to be redeemed and (ii) the make-whole amount, which is the present value of the Notes discounted at the Treasury Rate plus 50 bps, plus, in each case, accrued interest thereon to the redemption date.

CUSIP:	750236 AR2

ISIN:	US750236AR21

Bookrunning Manager:	Goldman, Sachs & Co.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Radian expects that delivery of the Notes will be made against payment therefor on or about May 13, 2014, which will be the fourth business day after the Trade Date. Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise.

Radian has filed a registration statement (including the preliminary prospectus supplement, dated May 6, 2014, and an accompanying prospectus, dated May 6, 2014) with the Securities and Exchange Commission, or SEC, for the Notes offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement, and the accompanying prospectus in the registration statement and the other documents Radian has filed with the SEC for more complete information about Radian and the Notes offering. You may get these documents for free by visiting EDGAR on the SEC website at http://www.sec.gov. Alternatively, copies of the preliminary prospectus supplement and the accompanying prospectus may be obtained from Goldman, Sachs & Co., Attention: Prospectus Department, 200 West Street, New York, NY 10282 (telephone: 1-866-471-2526, or email: prospectus-ny@ny.email.gs.com).

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